UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 Commission File Number: 001-33521 CUSIP Number: 45668X105 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

InfoLogix, Inc.
Full Name of Registrant

Former Name if Applicable

101 E. County Line Road
Address of Principal Executive Office (Street and Number)

Hatboro, PA 19040
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

InfoLogix, Inc. (the “Company”) was unable to file its Annual Report on Form 10-K for the year ended December 31, 2009 (the “Form 10-K”) within the prescribed time period on or before March 31, 2010 without unreasonable effort or expense. The Company requires the additional time to complete the preparation of its consolidated financial statements that will be included in the Form 10-K, for the Company’s independent accountants to complete their review of the same.

As previously reported and discussed more fully in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 25, 2009, the Company and its subsidiaries completed a restructuring transaction with Hercules Technology Growth Capital, Inc. and Hercules Technology I, LLC on November 20, 2009 (the “Hercules Restructuring”), which resulted in a change of control of the Company.  The Company and its independent accountants are diligently working to prepare financial statements that appropriately reflect the change of control.  The Company undertakes the responsibility to file its Form 10-K no later than fifteen days after its original due date, April 15, 2010.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	John A. Roberts	(215)	604-0691
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has not yet finalized its financial statements for the year ended December 31, 2009 for the reasons set forth in Part III of this Form 12b-25.  Accordingly, the Company cannot provide an estimate of its net loss at this time and the following information is subject to adjustment.

The Company expects to report a net loss for the year ended December 31, 2009 that reflects an increase over the net loss of $13.2 million for the year ended December 31, 2008.  The expected increase in net loss is attributable, in part, to a substantial increase in interest and related borrowing and default fees to the Company’s senior lender, reduced sales and, during the first six months of 2009, lower gross margins due to the economic slowdown.  In addition, as more fully explained in Part III of this Form 12b-25, the Hercules Restructuring resulted in a change of control of the Company.

The Company expects its independent registered public accounting firm to include an explanatory paragraph with respect to the Company's ability to continue as a going concern in its report on the Company’s consolidated financial statements for the year ended December 31, 2009.

InfoLogix, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2010	By	/s/ John A. Roberts
John A. Roberts
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).